HB 3/27/06*

SECU 06006691 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Security Benefit Place
(No. and Street)

Topeka (City) KS (State) 66636-0001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tamara L. Brownfield (785) 438-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 2006
WASH. D.C.
160

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Tamara L. Brownfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Distributors, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carol A. Christopher
NOTARY PUBLIC—STATE OF KANSAS
MY APPT EXP: 5/7/08

Tamara L. Brownfield
Signature

Tamara L. Brownfield
Financial and Operations Principal
Title

Carol A. Christopher
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Security Distributors, Inc.

Financial Statements and
Supplemental Information

Year Ended December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
One Kansas City Place
1200 Main Street
Kansas City, Missouri 64105-2143

Phone: (816) 474-5200
www.ey.com

Report of Independent Auditors

The Board of Directors
Security Distributors, Inc.

We have audited the accompanying statement of financial condition of Security Distributors, Inc. (the Company), an indirect wholly owned subsidiary of Security Benefit Mutual Holding Company, as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Distributors, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

As described in Note 3 to the financial statements, the prior year financial statements of the Company have been restated to correct an error in the recognition of 12b-1 fee revenues resulting in an adjustment to the beginning accumulated deficit.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 15, 2006

Security Distributors, Inc.

Statement of Financial Condition

December 31, 2005
(In Thousands, Except per Share Amounts)

Assets	
Cash and cash equivalents	$ 9,277
Due from affiliates	646
Deferred selling commissions	10,097
Other receivables	882
12b-1 fees receivable	2,904
Property and equipment	67
Other assets	917
Total assets	$24,790
Liabilities and stockholder's equity	
Liabilities:	
Payable to mutual funds for customer purchases of mutual fund shares	$ 1,687
Due to affiliates	2,289
Deferred income tax liability	3,347
Accrued commissions and distribution costs	1,102
Accrued incentive compensation	570
Accounts payable	607
Other liabilities	389
Total liabilities	9,991
Stockholder's equity:	
Common stock, $10 par value; 2,500 shares authorized; 2,000 shares issued and outstanding (all held by Security Benefit Corporation)	20
Capital in excess of par value	35
Contributed capital	19,250
Accumulated deficit	(4,506)
Total stockholder's equity	14,799
Total liabilities and stockholder's equity	$24,790

See accompanying notes.

Security Distributors, Inc.

Statement of Operations

Year Ended December 31, 2005
(In Thousands)

Revenues:	
Commissions from sales of mutual fund shares	$ 3,629
Distribution fees	8,996
Support fees and revenue sharing	17,126
Investment income	39
Total revenues	29,790
Expenses:	
Commissions to broker/dealers	15,268
Amortization of deferred selling commissions	3,412
Salaries, wages, and benefits	9,006
Management and administrative fees	641
Travel and promotion	1,921
Other expenses	946
Total expenses	31,194
Loss before income tax benefit	(1,404)
Income tax benefit	(522)
Net loss	$ (882)

See accompanying notes.

Security Distributors, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2005
(In Thousands)

	Common Stock	Capital in Excess of Par Value	Contributed Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2005, as previously reported	$20	$35	$16,250	$(4,351)	$11,954
Prior period adjustment *(Note 3)*	–	–	–	727	727
Balance at January 1, 2005, as adjusted	20	35	16,250	(3,624)	12,681
Net loss and comprehensive loss	–	–	–	(882)	(882)
Capital contribution from parent	–	–	3,000	–	3,000
Balance at December 31, 2005	$20	$35	$19,250	$(4,506)	$14,799

See accompanying notes.

Security Distributors, Inc.

Statement of Cash Flows

Year Ended December 31, 2005
(In Thousands)

Operating activities	
Net loss	$ (882)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Selling commissions deferred	(2,752)
Amortization of deferred selling commissions	3,412
Depreciation	43
Deferred income tax expense	7
Changes in operating assets and liabilities:	
Decrease in other receivables	1,919
Decrease in due from affiliates	1,353
Increase in 12b-1 receivables	(939)
Increase in other assets	(704)
Decrease in net payable to mutual funds for customer purchases of mutual fund shares	(112)
Increase in due to affiliates	2,170
Increase in accrued commissions and distribution costs	410
Decrease in accrued incentive compensation	(418)
Decrease in accounts payable	(113)
Decrease in other liabilities	(1,122)
Net cash provided by operating activities	2,272
Investing activities	
Purchases of property and equipment	(3)
Net cash used in investing activities	(3)
Financing activities	
Capital contribution from parent	3,000
Net cash provided by financing activities	3,000
Increase in cash and cash equivalents	5,269
Cash and cash equivalents at beginning of year	4,008
Cash and cash equivalents at end of year	$9,277

See accompanying notes.

1. Ownership and Nature of Business

Security Distributors, Inc. (the Company) is a wholly owned subsidiary of Security Benefit Corporation (SBC), which is a wholly owned subsidiary of Security Benefit Mutual Holding Company (SBMHC).

The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company distributes mutual funds and variable annuities sponsored by affiliated companies.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from such estimates.

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents consist of shares of Security Cash Fund, an affiliated money market mutual fund.

Deferred Income Taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. Deferred income tax expense or benefit, reflected in the Company's statement of operations, is based on the changes in deferred tax assets or liabilities from period to period. Deferred income tax assets are subject to ongoing evaluation of whether such assets will be realized. The ultimate realization of deferred income tax assets depends on generating future taxable income during the periods in which temporary differences become deductible. If future income is not generated as expected, deferred income tax assets may need to be written off.

2. Significant Accounting Policies (continued)

Deferred Selling Commissions

The Company defers certain costs, principally sales commissions, paid to broker/dealers in connection with the sale of certain shares of affiliated mutual funds and variable annuity products with contingent deferred sales charges or redemption fees and distribution fees. These deferred costs are amortized based on the revenue stream of contingent deferred sales charges or redemption fees and distribution fees.

Property and Equipment

Property and equipment consist of software and are recorded at cost less accumulated depreciation. The related provision for depreciation is computed using the straight-line method over the estimated life of the asset, which is three years.

Recognition of Revenues

The Company receives commissions and support fees related to distribution of mutual funds and annuity products. Distribution revenues received by the Company are generally calculated based upon average daily net assets under management.

3. Prior Period Adjustment

The Company recognized a prior period adjustment to correct an error in the recognition of 12b-1 fee revenues related to the sale of C shares. In accordance with Accounting Principles Board Opinion No. 20, *Accounting Changes*, prior year financial statements have been restated to reflect this change on a retroactive basis. The effect of the change to prior year financial statements resulted in a net decrease in the January 1, 2005, accumulated deficit of $727,000.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $3,468,000, which was $3,020,000 in excess of its required net capital of $448,000. The Company's ratio of aggregate indebtedness to net capital was 1.94 to 1 at that date.

5. Income Taxes

The Company is included in a life/nonlife consolidated federal income tax return filed by SBMHC and its subsidiaries. Income taxes are allocated to the Company as if it filed a separate income tax return. The provision for income taxes includes current federal and state income tax expense or benefit and deferred income tax expense or benefit. Deferred income taxes relate principally to deferred selling commissions and accrued incentive compensation.

The components of the income tax benefit for the year ended December 31, 2005, were as follows (in thousands):

Current benefit	$(529)
Deferred expense	7
Income tax benefit	$(522)

The provision for income taxes differs from the amount computed at the statutory federal and state income tax rates due primarily to changes in state income tax rates, which vary depending on the level of income and where the income is generated, and nondeductible meals and entertainment expenses.

The Company received cash from its parent for income taxes of $1,470,000 in 2005. At December 31, 2005, income taxes receivable of $289,000 was included within due from affiliates.

6. Employee Benefit Plans

Substantially all Company employees are covered by a qualified, noncontributory defined benefit pension plan sponsored by its parent and certain of its affiliates. Benefits are based on years of service and an employee's highest average compensation over a period of five consecutive years during the last ten years of service.

Pension cost for the year is allocated to each sponsoring employer company based on the ratio of salary costs for each sponsoring employer company to total salary costs for all sponsoring employer companies. Pension cost allocated to the Company during 2005 was $155,000. Separate information disaggregated by the sponsoring employer company is not available on the components of pension cost or on the funded status of the plan.

6. Employee Benefit Plans (continued)

The Company participates in a profit sharing and savings plan for which substantially all employees are eligible. Company contributions to the profit sharing and savings plan charged to operations were $684,000 during 2005.

The Company has annual discretionary incentive and sales compensation plans for certain employees. Allocations to participants each year under these plans are based on the performance and discretion of the Company. The annual allocations to participants are fully vested at the time the Company determines such amounts. Incentive compensation amounted to $5,302,000 during 2005.

7. Related-Party Transactions

The Company received support fees from Security Benefit Life Insurance Company (SBL) of $7,572,000; from Security Management Company, LLC of $2,218,000; and from Security Financial Resources of $5,556,000. Additionally, the Company paid approximately $586,000 in 2005 to affiliates for providing certain management and administrative services. The Company also recorded rent expense in the amount of $13,000 in 2005 for office space leased from SBL.

Supplemental Information

Security Distributors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

	(In Thousands)
Net capital	
Stockholder's equity	$14,799
Add:	
Deferred income tax liability on nonallowable assets	3,479
Total capital and allowable liabilities	18,278
Less non-allowable assets:	
Deferred selling commissions	10,097
Due from affiliates	779
Other	3,888
	14,764
Net capital before haircuts on securities positions	3,514
Haircuts on securities, computed pursuant to Rule 15c3-1(c)(2)(vi)(D)(1)	1
Deduction for Fidelity bond	45
Net capital	$ 3,468
Aggregate indebtedness	
Payable to mutual funds for customer purchases of mutual fund shares	$ 1,687
Accrued commissions and distribution costs	1,102
Due to affiliates	2,289
Other	1,646
Aggregate indebtedness	$ 6,724
Computation of basic net capital requirement	
Minimum net capital (greater of $25,000 or 6 2/3% of aggregate indebtedness)	$ 448
Excess net capital	$ 3,020
Excess net capital at 1000% (net capital, less 10% of aggregate indebtedness)	$ 2,796
Ratio of aggregate indebtedness to net capital	193.88%

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's December 31, 2005, Part IIA FOCUS filing.

Security Distributors, Inc.

Exemptive Provision Under Rule 15c3-3

December 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
One Kansas City Place
1200 Main Street
Kansas City, Missouri 64105-2143

Phone: (816) 474-5200
www.ey.com

Supplementary Report of Independent Auditors on Internal Control

The Board of Directors
Security Distributors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Security Distributors, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

February 15, 2006

Financial Statements and Supplemental Information

Security Distributors, Inc.
Year Ended December 31, 2005
With Report and Supplementary Report of Independent Auditors